EXHIBIT 106


                           PRESS RELEASE: OLIMPIA SPA

            OLIMPIA: SHAREHOLDERS' MEETING FOR AMENDMENTS TO BY-LAWS
                        AND RENEWAL OF BOARD OF DIRECTORS

Milan, November 6, 2006 - The Board of Directors of Olimpia SpA, which met today, gave a mandate to the Chairman and to the Vice Chairman to call a shareholders' meeting with the following amendments to the by-laws on the agenda:

      o reduction of the number of members of the Board of Directors from ten to six and consequently, in coherence with the current text of the by-laws, introduction of a clause that limits the maximum number of members of the Board that may be drawn from each list to half of the total number of directors (three).

      o reduction of the quorum required for constitution of an extraordinary shareholders' meeting, and for all relating resolutions, to 81%.

The same shareholders' meeting will also be called to renew the entire Board of Directors. In fact, taking note of the immediate resignation from the position of Director presented by Mr Carlo Buora, the remaining directors in office, in order to give immediate application to the new amendments to the by-laws, have also presented their resignation effective from the date of the above-mentioned shareholders' meeting.